UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 25, 2007**

Graco Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**001-9249**	**41-0285640**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

88-11th Avenue Northeast
Minneapolis, Minnesota   **55413**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(612) 623-6000**

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule-425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   Results of Operations and Financial Condition

On July 25, 2007, Graco Inc. issued a press release to report the Company's results of operations and financial condition for the quarter ended June 29, 2007. A copy of this press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01.   Financial Statements and Exhibits

(c)   Exhibits

99.1 Press Release dated July 25, 2007.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRACO INC.

Date: July 26, 2007   By: _____
                                             Karen P. Gallivan
                                             Its: Vice President, General Counsel and Secretary



GRACO INC
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

News Release

FOR IMMEDIATE RELEASE:
Wednesday, July 25, 2007

FOR FURTHER INFORMATION:
Mark W. Sheahan (612) 623-6656

GRACO REPORTS RECORD SECOND QUARTER RESULTS
SALES INCREASE 6 PERCENT
EARNINGS PER SHARE UP 10 PERCENT
RECORD OPERATING PROFIT MARGIN
NET PROFIT MARGIN TOPS 19 PERCENT

MINNEAPOLIS, MN (July 25, 2007) - Graco Inc. **(NYSE: GGG)** today announced its results for the quarter ended June 29, 2007. Sales increased 6 percent and net earnings increased 7 percent. Diluted net earnings per share were 66 cents versus 60 cents last year, a 10 percent increase.

Second Quarter Highlights

- Sales for the quarter were $231 million, a 6 percent increase from last year. The impact of the Lubriquip acquisition and foreign currency translations added 4 percentage points of sales growth.
- Sales in Europe and Asia were up 29 percent and 8 percent, respectively, which more than offset a 2 percent decline in sales in the Americas.
- Second quarter operating profit margin was a record 29.3 percent.
- Second quarter net profit margin was 19.1 percent.
- Share repurchases totaled approximately 1.4 million in the second quarter for $57 million.

"We are pleased to report record sales and net earnings this quarter," said President and Chief Executive Officer Patrick J. McHale. "Our second quarter sales in the Americas improved from the first quarter and our international business remained strong. These gains, along with modest spending increases and share repurchases, led to higher net earnings and earnings per share."

Consolidated Results

Sales of $231.4 million in the second quarter were 6 percent higher than the prior year. In the Americas, second quarter sales decreased 2 percent to $141.5 million. Increases in the Lubrication and Industrial segments nearly offset the decline in Contractor Equipment sales this quarter. In Europe, net sales of $58.7 million were 29 percent higher than last year. Translated at consistent exchange rates, net sales in Europe increased 22 percent. Growth occurred in all segments and across the European region this quarter. In the Asia Pacific region, net sales of $31.2 million were 8 percent higher than the second quarter of 2006. Exchange rates were similar to last year's second quarter and had no meaningful impact on Asia Pacific sales this quarter. All segments reported higher sales in the Asia Pacific region this quarter.

More . . .

Graco's gross profit margin, expressed as a percentage of sales, was 52.8 percent for the quarter versus 53.5 percent for the same period last year. The favorable impact of foreign exchange rate changes and pricing were not enough to offset lower margins on Lubriquip products, consolidation costs, and higher material costs.

Graco's operating profit margin, expressed as a percentage of sales, was 29.3 percent for the second quarter and was the highest quarterly operating profit margin in company history. Product development and general and administrative spending were at the same levels as a year ago, and the higher selling, marketing and distribution spending was in line with the sales increase.

Included in cost of goods sold and operating expenses were approximately $0.6 million of costs and expenses related to the Lubriquip integration.

Graco's effective tax rate for the second quarter was 34 percent, which was 1 percentage point lower than last year's rate for the second quarter. The lower tax rate was the result of recognizing benefits from foreign entities.

Year-to-date, Graco repurchased approximately 2 million shares of its common stock for approximately $81 million. Approximately 3 million shares remain under its share repurchase authorization, which expires on February 29, 2008.

Segment Results

In the second quarter of 2007, sales in the Industrial segment were $114.3 million, up 9 percent versus the same period last year. Translated at consistent exchange rates sales increased 7 percent. Sales in the Americas were up 1 percent and sales in Europe and Asia were up 28 and 5 percent, respectively. Similar to the first quarter of 2007, sales outside of the Americas were higher in most product categories this quarter. Second quarter operating profit margin in Industrial was 34.6 percent versus 31.1 percent last year, reflecting the impact of higher sales and improved profitability from acquired products.

When compared to the second quarter of 2006, worldwide Contractor Equipment segment sales of $94.2 million decreased by 2 percent. The business continued to experience declines in the Americas where sales were 10 percent lower than last year's record results. Most of the decline was the result of lower sales to the home center channel as the paint store side of the business was only slightly lower than last year. In Europe, sales were up 29 percent as robust growth continued throughout most of the region this quarter. In Asia Pacific, sales were 16 percent higher than last year, led by gains in developing markets. Operating profit margin of 30.4 percent in the second quarter was essentially the same as last year.

Second quarter sales for the Lubrication Equipment segment were $22.9 million, up 30 percent from last year due to the Lubriquip acquisition. Operating profit margin for the quarter was 9.6 percent versus 25.4 percent last year. The decline is mainly due to lower margins on Lubriquip products and consolidation and integration of lubrication operations as planned.

Outlook

McHale concluded, "As we move ahead we remain optimistic about continued strength in our international businesses this year and are cautious in our outlook for sales in the Americas. In Industrial, we experienced an improvement in our Americas business this quarter but, given the short cycle nature of our business, we are not ready to draw conclusions about the remanider of the year. We are pleased that strong sales increases in both Europe and Asia are contributing significantly to the overall performance of the Industrial segment. Our Contractor Equipment business remains soft in the Americas and we believe that difficult conditions will persist for at least the rest of this year.

The Americas is our largest market for Contractor products, but our strategy to expand distribution and increase our global reach in Europe and Asia Pacific is helping to offset much of the weakness this year. We continued to make good progress with acquisition integration activities this quarter, and are on track to complete the Lubriquip integration by the end of this year. While there are planned costs associated with these activities we expect to substantially improve the contribution of these products.We will continue to manage the business for higher sales and earnings while making long-term investments in our key growth strategies including new product development, expanding distribution, entering new markets and pursuing strategic acquisitions."

Cautionary Statement Regarding Forward-Looking Statements

A forward-looking statement is any statement made in this earnings release and other reports that the Company files periodically with the Securities and Exchange Commission, as well as in press releases, analyst briefings, conference calls and the Company's Annual Report to shareholders, which reflects the Company's current thinking on market trends and the Company's future financial performance at the time they are made. All forecasts and projections are forward-looking statements. The Company undertakes no obligation to update these statements in light of new information or future events.

The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 by making cautionary statements concerning any forward-looking statements made by or on behalf of the Company. The Company cannot give any assurance that the results forecasted in any forward-looking statement will actually be achieved. Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: economic conditions in the United States and other major world economies, currency fluctuations, political instability, changes in laws and regulations, and changes in product demand. Please refer to Item 1A of, and Exhibit 99 to, the Company's Annual Report on Form 10-K for fiscal year 2006 (and most recent Form 10-Q, if applicable) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company's website at www.graco.com and the Securities and Exchange Commission's website at www.sec.gov.

Conference Call

A conference call for analysts and institutional investors will be held Thursday, July 26, 2007, at 11:00 a.m. ET to discuss Graco's second quarter results. Graco management will host the call.

A real-time, listen-only Webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen can access the call at the Company's website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco's website, or by telephone beginning at approximately 1:00 p.m. ET on July 26, 2007, by dialing 800.405.2236, Conference ID# 11093038, if calling within the U.S. or Canada. The dial-in number for international participants is 303.590.3000, with the same passcode. The replay by telephone will be available through July 29, 2007.

Graco Inc. supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

More . . .

GRACO INC. AND SUBSIDIARIES

Consolidated Statements of Earnings

	Second Quarter (13 weeks) Ended		Six Months (26 weeks) Ended	
(In thousands, except per share amounts)	June 29, 2007	June 30, 2006	June 29, 2007	June 30, 2006
Net Sales	$231,384	$218,632	$428,879	$410,848
Cost of products sold	109,152	101,686	201,785	190,675
Gross Profit	122,232	116,946	227,094	220,173
Product development	7,544	7,538	15,816	14,750
Selling, marketing and distribution	31,917	30,524	61,180	58,466
General and administrative	15,057	15,056	30,297	28,477
Operating Earnings	67,714	63,828	119,801	118,480
Interest expense	642	189	900	314
Other expense (income), net	92	4	(14)	9
Earnings before Income Taxes	66,980	63,635	118,915	118,157
Income taxes	22,800	22,300	41,000	41,400
Net Earnings	$ 44,180	$ 41,335	$ 77,915	$ 76,757
Net Earnings per Common Share				
Basic	$0.67	$0.61	$1.17	$1.12
Diluted	$0.66	$0.60	$1.16	$1.11
Weighted Average Number of Shares				
Basic	66,045	68,121	66,356	68,275
Diluted	67,070	69,320	67,392	69,434

All figures are subject to audit and adjustment at the end of the fiscal year.

Segment Information

	Second Quarter (13 weeks) Ended		Six Months (26 weeks) Ended	
(In thousands)	June 29, 2007	June 30, 2006	June 29, 2007	June 30, 2006
Net Sales				
Industrial	$114,281	$104,555	$219,346	$204,715
Contractor	94,231	96,507	163,982	170,859
Lubrication	22,872	17,570	45,551	35,274
Consolidated	$231,384	$218,632	$428,879	$410,848
Operating Earnings				
Industrial	$ 39,555	$ 32,479	$ 73,973	$ 64,562
Contractor	28,619	29,521	45,646	50,563
Lubrication	2,196	4,466	5,260	9,221
Unallocated Corporate	(2,656)	(2,638)	(5,078)	(5,866)
Consolidated	$ 67,714	$ 63,828	$119,801	$118,480

All figures are subject to audit and adjustment at the end of the fiscal year.

The Consolidated Balance Sheets, Consolidated Statements of Cash Flow and Management's Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com.

###



GRACO

July 26, 2007

Electronically Filed

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Graco Inc.
File No. 001-9249

Gentlemen/Ladies:

Enclosed is a Form 8-K for Graco Inc. furnished in connection with its Earnings Release of July 25, 2007.

Very truly yours,

Karen P. Gallivan
Vice President, General Counsel
and Secretary

KPG:nas

Enclosures

GRACO INC. | P.O. Box 1441 | Minneapolis, Minnesota 55440-1441 | 612-623-6000